1Q05 Business Performance

1. hanarotelecom’s 1Q05 business performance

(Unit : KRW million)

	1Q05	4Q04	QoQ	1Q04	YoY
			-7,694		8,633
Revenue	357,928	365,622	(-2.1%)	349,295	(2.5%)

			-7,855		-9,914
Operating profit	15,300	23,155	(-33.9%)	25,214	(-39.3%)

			4,618		10,583
Ordinary income	5,141	523	(883.0%)	- 5,442	(Turned positive)

			4,618		10,583
Net income	5,141	523	(883.0%)	- 5,442	(Turned positive)

			-5,068		-13,098
EBITDA	126,896	131,964	(-3.8%)	139,994	(-9.4%)

* The above-stated information is the 1Q05 financial highlights that hanarotelecom’s IR team will provide at May 11 earnings release conference call and also distribute through press release. Please note that 1Q05 figures are unconsolidated and not audited basis.

2. Financial highlights
The Company posted KRW 357.9 billion won in revenues, KRW 126.9 billion in EBITDA and KRW 5.1 billion in net income.
Revenue increased by 2.5% year on year helped by growth of the voice business.
Operating profit went down 39% year on year due to the intensifying competition on the broadband Internet market in the course of Thrunet acquisition.
Net income turned positive compared to the same period of last year

3. Earnings Release for 1Q’05 Performance Results
Time: 16:00~18:00 on May 11, 2005 (by Korean Time)
Venue : Conference room at hanarotelecom’s head office
Participants : Institutional investors, analysts and fund managers in and out of Korea
Purpose : Earnings release for 1Q’05 performance results and Q&A
Others :

Consecutive interpretation (Korean-English) would be serviced during the conference call. (The audio file will be posted on the Company’s website at www.hanaro.com later.)
Presentation materials for the conference call will be posted on the Company’s website in the morning on May 11, 2005 (by Korean time).